SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENT THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                  EGLOBE, INC.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    282339100
                    ----------------------------------------
                                 (CUSIP NUMBER)

                                John J. Sicilian
                             Eastern Air Lines, Inc.
                        1221 Brickell Avenue, Suite 1780
                              Miami, Florida 33131
                                 (305) 536-2246
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 1999
                  ---------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_].

                         (Continued on following pages)

                              (Page 1 of 10 pages)

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CUSIP No. 282339100                                           Page 2 of 10 Pages

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person
         Outsourced Automated Services and Integrated Solutions, Inc.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                    (a)      [X]
                                                                    (b)      [_]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)
         00

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e) [X]

6.       Citizenship or Place of Organization
         Delaware

           Number of       7.                Sole Voting Power
            Shares                           0

         Beneficially      8.                Shared Voting Power
           Owned by                          1,500,000

             Each          9.                Sole Dispositive Power
           Reporting                         0

          Person with      10.               Shared Dispositive Power
                                             1,500,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,500,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             [ ]

13.      Percent of Class Represented by Amount in Row (11)
         7.0%

14.      Type of Reporting Person (See Instructions)
         CO

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CUSIP No. 282339100                                           Page 3 of 10 Pages

1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person

         Eastern Air Lines, Inc.

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                    (a)      [X]
                                                                    (b)      [_]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)
         00

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization
         Delaware

           Number of       7.                Sole Voting Power
            Shares                           0

         Beneficially      8.                Shared Voting Power
           Owned by                          1,500,000

             Each          9.                Sole Dispositive Power
           Reporting                         0

          Person with      10.               Shared Dispositive Power
                                             1,500,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         1,500,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             [ ]

13.      Percent of Class Represented by Amount in Row (11)
         7.0%

14.      Type of Reporting Person (See Instructions)
         CO

CUSIP No. 282339100                                           Page 4 of 10 Pages

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of eGlobe, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1250 24th Street, NW, Suite 725, Washington D.C. 20037.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is filed by Eastern Air Lines, Inc., a Delaware corporation ("Eastern"), and its wholly owned, indirect subsidiary, Outsourced Automated Services and Integrated Solutions, Inc., a Delaware corporation ("OASIS"). The principal business of Eastern and OASIS is to liquidate the assets of Eastern Air Lines, Inc. and its subsidiaries. The principal executive offices of Eastern and OASIS are located at 1221 Brickell Avenue, Suite 1780, Miami, Florida 33131.

         The name and present principal occupation or employment of each director and executive officer of Eastern and OASIS is set forth below. Each such person is a citizen of the United States of America. The business address of each such person is 1221 Brickell Avenue, Suite 1780, Miami, Florida 33131.

         John J. Sicilian is the sole director of Eastern and OASIS. Mr. Sicilian is the Chairman and President of Eastern and the Chairman and Secretary of OASIS.

         J. Michael Jones is the President and Chief Operating Officer of OASIS.

         Martin Gray is the Vice President of Marketing of OASIS.

         William E. Ivie is the Vice President of Corporate Business Planning and Development of OASIS.

         Donald R. Taylor is the Vice President of Finance and Administration of OASIS.

         (d) and (e) Neither Eastern or OASIS nor, to the knowledge of Eastern or OASIS, any of the other persons specified in Item 2 above has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 20, 1999, the Issuer, acting through a newly formed subsidiary, acquired control of OASIS Reservations Services, Inc. ("ORS"), a Miami-based transaction support services and call center to the travel industry, from OASIS. The Issuer and OASIS formed eGlobe/Oasis Reservations LLC ("EOR"), which is responsible for conducting ORS' business operations. EOR

CUSIP No. 282339100                                           Page 5 of 10 Pages

was funded by contributions from its members pursuant to that certain Contribution Agreement dated as of September 15, 1999 (the "Contribution Agreement") by and among the Issuer, OASIS, EOR, eGlobe/Oasis, Inc. and ORS, a copy of which is attached as Exhibit 2.1 hereto, and related documents (the "Transaction Agreements"). The Issuer issued 1,500,000 shares of Common Stock valued at $3.0 million on the date of issuance, as its contribution to EOR. In addition, the Issuer contributed warrants to purchase additional shares of Common Stock to EOR as follows:

                  (a) Shares equal to the difference between $3.0 million and the value of 1,500,000 shares which were contributed to EOR on the date that the Shares are registered with the Securities and Exchange Commission ("SEC") (if the value of the 1,500,000 shares on that date is less than $3.0 million);

                  (b) Shares equal to $100,000 for each 30-day period beyond 90 days following the date of contribution that the 1,500,000 shares (and the shares of Common Stock underlying the warrants) contributed to EOR remain unregistered with the SEC;

                  (c) Shares equal to up to $2.0 million, subject to adjustment based upon EOR achieving certain revenue and EBITDA (earnings before interest, taxes, depreciation, and amortization) targets; and

                  (d) Additional shares of Common Stock based upon (1) EOR achieving revenue and EBITDA targets, and (2) the price of Common Stock at the date of registration of the 1,500,000 shares with the SEC. Under certain circumstances, these shares may be equal to the greater of (A) 50% of the incremental revenue for the Second Measurement Period (as defined in the Transaction Agreements) over $9,000,000 or (B) four times the incremental Adjusted EBITDA (as defined in the Transaction Agreements) for the Second Measurement Period (as defined in the Transaction Agreements) over $1,000,000; provided, however, that such number of Shares shall not exceed the greater of
(x) 1,000,000 shares of Common Stock or (y) that number of shares of Common Stock determined by dividing $8,000,000 by the Second Measurement Data Market Value (as defined in the Transaction Agreements); and provided further, that if the basis for the issuance of such shares is incremental revenue over $9,000,000 then EBITDA for the Second Measurement Period must be at least $1,000,000 for revenue between $9,000,000 and $12,000,000 or at least $1,500,000 for revenue above $12,000,000. Additionally, EOR may receive 500,000 shares of Common Stock if the revenue for the Second Measurement Period is equal to or greater than $37,000,000 and the Adjusted EBITDA for the Second Measurement Period is equal to or greater than $5,000,000.

         A copy of the form of warrants is attached as Exhibit 4.1 hereto. The exercise of the warrants is subject to compliance with SEC and Nasdaq rules, including the approval of the Issuer's stockholders with respect to the issuance of 19.9% or more of the Issuer's shares outstanding on the date of contribution.

         OASIS contributed all of the issued and outstanding shares of ORS as its contribution to EOR. If the Issuer declares bankruptcy, as set forth in the Operating Agreement of EOR, OASIS may redeem its interest in EOR in exchange for the ORS shares. The Operating Agreement is attached as Exhibit 2.2 hereto.

         Pursuant to EOR's Operating Agreement, EOR is an interim step to full ownership of ORS

CUSIP No. 282339100                                           Page 6 of 10 Pages

by the Issuer. Once the Issuer has either raised $10 million in new capital or generated three (3) consecutive months of positive cash flow and registered the shares issued in this transaction, EOR will be dissolved and ORS will become a wholly owned subsidiary of the Issuer. Under these circumstances, OASIS would receive the shares of Common Stock and warrants contributed to EOR by the Issuer. Additionally, even if these conditions are not fulfilled, OASIS has the right to redeem its interest in EOR at any time in exchange for the shares of Common Stock issued to EOR and the warrants.

         In connection with the purchase and installation of equipment and leasehold improvements at ORS' new facility in Miami, Florida, OASIS agreed to loan ORS up to $451,400. The loan is required to be repaid in six (6) equal quarterly principal installments beginning November 30, 1999. The Issuer guaranteed ORS' obligations under such loan and granted to OASIS a security interest in its ownership interest in EOR. The Guaranty and the Pledge Agreement are attached as Exhibits 10.1 and 10.2, respectively.

         Eastern and OASIS have entered into an agreement whereby OASIS will transfer to Eastern, at Eastern's request, the shares of Common Stock and warrants contributed by the Issuer pursuant to the above mentioned transactions.

         The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreements attached hereto, each of which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         OASIS and Eastern have entered into the above mentioned transactions to acquire the shares of Common Stock for investment purposes. OASIS and Eastern will continue to evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, their own financial condition, other investment opportunities and other future developments. Based upon such evaluation, OASIS and Eastern will take such actions in the future as OASIS and Eastern may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, OASIS and Eastern may determine to dispose of all or a portion of the shares of Common Stock or warrants, or the shares issuable upon exercise of the warrants or to enter into option or other transactions (including, without limitation, hedging transactions) with third parties with respect to the shares.

         Except as set forth in Item 3 or Item 4, OASIS and Eastern have no plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on October 26, 1999, OASIS and Eastern beneficially owned 1,500,000 shares of Common Stock. Such shares represent approximately 7.0% of the outstanding Shares (computed on the basis of 20,064,043 Shares outstanding as of August 1, 1999

CUSIP No. 282339100                                           Page 7 of 10 Pages

as specified in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 1999, plus 1,500,000 Shares issuable pursuant to the above mentioned transactions).

         To the knowledge of OASIS and Eastern, none of OASIS' or Eastern's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Issuer.

         (b) OASIS and Eastern share the power to vote or to direct the vote, and to dispose or to direct the disposition of, the 1,500,000 Shares.

         (c)      None.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the 1,500,000 shares of Common Stock.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described in Item 3 above, to the knowledge of OASIS and Eastern, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 2.1 Contribution Agreement by and among eGlobe, Inc., eGlobe/OASIS, Inc., OASIS Reservations Services, Inc., Outsourced Automated Services and Integrated Solutions, Inc. and eGlobe/OASIS Reservations LLC, dated as of September 15, 1999.

Exhibit 2.2 Operating Agreement of eGlobe/OASIS Reservations LLC by and between eGlobe/OASIS, Inc. and Outsourced Automated Services and Integrated Solutions, Inc., dated as of September 15, 1999.

Exhibit 4.1 Form of Warrants to purchase Common Stock of eGlobe, Inc., dated as of September 15, 1999.

Exhibit 10.1 Guaranty made by eGlobe, Inc. in favor of Outsourced Automated Services and Integrated Solutions, Inc. dated as of September 15, 1999.

Exhibit 10.2 Pledge Agreement by and between eGlobe, Inc. and Outsourced Automated Services

CUSIP No. 282339100                                           Page 8 of 10 Pages

                  and Integrated Solutions, Inc. dated as of September 15, 1999.

CUSIP No. 282339100                                           Page 9 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

         Date: October 26, 1999

                                              OUTSOURCED AUTOMATED SERVICES AND
                                              INTEGRATED SOLUTIONS, INC.

                                              By:     /s/ JOHN J. SICILIAN
                                                      --------------------------
                                                      John J. Sicilian
                                                      Chairman

                                              EASTERN AIR LINES, INC.

                                              By:     /s/ JOHN J. SICILIAN
                                                      --------------------------
                                                      John J. Sicilian
                                                      Chairman

                             JOINT FILING AGREEMENT

         The undersigned each hereby agree that the Schedule 13D dated October 26, 1999, which relates to the common stock of the Issuer, is to be filed jointly on behalf of each of them for the reasons stated therein, and any amendments thereto shall be filed jointly by the undersigned.

Date: October 26, 1999

                                              OUTSOURCED AUTOMATED SERVICES AND
                                              INTEGRATED SOLUTIONS, INC.

                                              By:     /s/ JOHN J. SICILIAN
                                                      --------------------------
                                                      John J. Sicilian
                                                      Chairman

                                              EASTERN AIR LINES, INC.

                                              By:     /s/ JOHN J. SICILIAN
                                                      --------------------------
                                                      John J. Sicilian
                                                      Chairman

CUSIP No. 282339100                                          Page 10 of 10 Pages

                                                   EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------
2.1               Contribution Agreement by and among eGlobe, Inc.,
                  eGlobe/OASIS, Inc., OASIS Reservations Services, Inc.,
                  Outsourced Automated Services and Integrated Solutions, Inc.
                  and eGlobe/OASIS Reservations LLC, dated as of September 15, 1999.

2.2 Operating Agreement of eGlobe/OASIS Reservations LLC by and between eGlobe/OASIS, Inc. and Outsourced Automated Services and Integrated Solutions, Inc., dated as of September 15, 1999.

4.1 Form of Warrants to purchase Common Stock of eGlobe, Inc., dated as of September 15, 1999.

10.1 Guaranty made by eGlobe, Inc. in favor of Outsourced Automated Services and Integrated Solutions, Inc. dated as of September 15, 1999.

10.2 Pledge Agreement by eGlobe, Inc. in favor of Outsourced Automated Services and Integrated Solutions, Inc. dated as of September 15, 1999.